UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number  333-68008
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         (Check one): |_| Form 10-K     |_| Form 20-F    |_| Form 11-K
                      |X| Form 10-Q     |_| Form 10-D    |_| Form N-SAR
                      |_| Form N-CSR

         For period ended:  March 31, 2007

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q and Form 10-QSB

         |_| Transition Report on Form N-SAR


         For the transition period ended ___________________________

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             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: United Fuel & Energy Corporation

Former name if applicable:
                          --------------------------------------------

Address of principal executive office (Street and number):

405 N. Marienfeld, Suite 300
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City, state and zip code:  Midland, Texas 79701
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11 -K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense to the registrant.

                                     PART IV
                                OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification.

  Bobby W. Page             (432)                 571-8000
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     (Name)              (Area Code)         (Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes     |_| No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|  Yes    |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant expects that, when completed, the registrant's financial statements will indicate that revenue for the three months ended March 31, 2007, will have increased to approximately $76.7 million compared to revenue of $75.5 million for the same period in 2006 and that net income before payment of any preferred stock dividend will have increased to approximately $381,000 compared to approximately $99,000 for the same period in 2006.


                        United Fuel & Energy Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2007     By: /s/ Bobby W. Page
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                           Bobby W. Page
                           Vice President, Chief Financial Officer and Secretary